EXHIBIT 1
CORPORACIÓN DURANGO, S. A. B. DE C. V.
AND REPORTING GUARANTOR GROUP
(formerly known Corporación Durango, S. A. de C. V.
and Reporting Guarantor Group)
PARTIALLY — CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005

CORPORACIÓN DURANGO, S. A. B. DE C. V. AND REPORTING GUARANTOR GROUP
(formerly known Corporación Durango, S. A. de C. V. and Reporting Guarantor Group)
PARTIALLY — CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
INDEX

Contents	Page
Agreed-Upon Procedures Letter	1 to 3

Financial statements:

Partially — consolidated balance sheets as of December 31, 2006 and 2005	4

Partially — consolidated statements of operations for the years ended December 31, 2006 and 2005	5

Partially — consolidated statements of changes in stockholders’ equity for the years ended December 31, 2006 and 2005	6

Partially — consolidated statements of changes in financial position equity for the years ended December 31, 2006 and 2005	7

Notes to the partially — consolidated financial statements	8 to 48

AGREED-UPON PROCEDURES LETTER
To the Board of Directors and Steering Group “Bondholder’s
Committee” of Corporación Durango, S. A. B. de C. V.
(“Corporación Durango” or “the Company”)
Board of Directors and Stockholders of
Corporación Durango:
We have performed the procedures enumerated below, at the request of the management of Corporación Durango, solely to assist you in evaluating the accompanying Partially Consolidated Financial Statements of Corporación Durango (prepared in accordance with the criteria specified therein) for the years ended December 31, 2006 and 2005. Corporación Durango’s management is responsible for the Partially Consolidated Financial Statements of Corporación Durango. This agreed-upon procedures engagement was conducted in accordance with standards established by the Mexican Institute of Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.
We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the accompanying Partially Consolidated Financial Statements of Corporación Durango. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
We conducted an examination of the consolidated financial statements of Corporación Durango, S. A. B. de C. V. for the years ended December 31, 2006 and 2005 and expressed an opinion based on our examination and the other auditor’s report for 2005 that such financial statements presented fairly, in all material respects, the financial position of the Company, for the period indicated in conformity with the Mexican Financial Reporting Standards.

1

This report is intended solely for the information and use of the Bondholder’s Committee and management of Corporación Durango, and is not intended to be and should not be used by anyone other than these specified parties.
Javier Monroy, C.P.
Mexico City, July 2, 2007

2

Procedures agreed to and applied were the following:
1)	Agreed the individual audited statements used in preparing the Partially Consolidated Financial Statements to those used in the audited consolidated financial statements of Corporación Durango, S. A. B. de C. V.

2)	Agreed Net Income in the Partially Consolidated Financial Statements to a schedule provided by the Company which total was then agreed to the consolidated audited financial statements of Corporación Durango, S. A. B. de C.V.

3)	Agreed / reconciled the accounting amounts and note disclosure of the net equity investment amounts to the amounts to the individual non-guarantor audited financial statements.

4)	Agreed / reconciled the accounting amounts and note disclosure of the intercompany commercial transactions and intercompany loans and notes to the amounts to the individual audited financial statements.

5)	Agreed / reconciled the reconciliation of net income and shareholders’ equity to U.S. GAAP work papers prepared by the Company.

3

CORPORACIÓN DURANGO, S. A. B. DE C. V. AND REPORTING GUARANTOR GROUP
(formerly known Corporación Durango, S. A. de C. V. and Reporting Guarantor Group)
PARTIALLY — CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2005
(Notes 1, 2 and 3)
Expressed in thousands of constant Mexican pesos of purchasing power as of December 31, 2006

Assets	2006	2005

CURRENT ASSETS:
Cash and cash equivalents (Note 4)	$332,540	$521,474
Accounts receivable — Net (Note 5)	1,273,817	1,065,060
Short-term related parties (Note 15)	88,903	128,317
Inventories — Net (Note 6)	865,579	821,287
Prepaid expenses	15,564	4,964
Other current assets	2,156	—

Total current assets	2,578,559	2,541,102

LONG-TERM RELATED PARTIES (Note 15)	25,927	296,995

INVESTMENT IN SUBSIDIARIES (Note 7)	3,846,575	3,655,246

PROPERTY, PLANT AND EQUIPMENT — Net (Note 8)	7,293,808	7,470,254

OTHER ASSETS — Net (Note 9)	205,554	207,363

Total assets	$13,950,423	$14,170,960

Liabilities and Stockholders’ Equity	2006	2005

CURRENT LIABILITIES:
Current portion of long-term debt (Note 10)	$169,489	$195,850
Short-term related parties (Note 15)	165,756	37,145
Notes payable	44,857	28,155
Accrued interest	1,939	2,750
Trade accounts payable	443,636	409,024
Accrued expenses and taxes	336,383	251,282
Employee statutory profit sharing	877	296

Total current liabilities	1,162,937	924,502

LONG-TERM LIABILITIES:
Long-term debt (Note 10)	5,540,373	6,020,891
Long-term related parties (Note 15)	643,617	804,418
Long-term notes payable	121,635	21,421
Deferred income taxes (Note 17)	1,374,488	1,213,591
Pension plans and seniority premiums (Note 12)	299,972	313,123

Total long-term liabilities	7,980,085	8,373,444

Total liabilities	9,143,022	9,297,946

STOCKHOLDERS’ EQUITY:
Common stock (Note 13)	5,665,838	5,665,838
Additional paid-in capital	4,669,618	4,662,849
Retained earnings	3,048,077	2,861,646
Net (loss) income for the period	(71,710)	186,431
Loss from holding non-monetary assets	(5,535,742)	(5,682,079)
Cumulative initial effect of deferred income taxes	(3,484,336)	(3,484,336)
Cumulative translation adjustment of foreign subsidiaries	494,658	634,107

Majority stockholders’ equity	4,786,403	4,844,456
Minority stockholders’ equity in consolidated subsidiaries	20,998	28,558

Total stockholders’ equity	4,807,401	4,873,014

Commitments and contingencies (Notes 19 and 20)
Subsequent Events (Note 21)	—	—

Total liabilities and stockholders’ equity	$13,950,423	$14,170,960

The accompanying notes are an integral part of these partially — consolidated financial statements, which were authorized for the issuance date April 27, 2007, by the Board of Directors.

(4)

CORPORACIÓN DURANGO, S. A. B. DE C. V. AND REPORTING GUARANTOR GROUP
PARTIALLY — CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Notes 1, 2 and 3)
Expressed in thousands of constant Mexican pesos of purchasing power as of December 31, 2006

	2006	2005
Net sales	$5,423,786	$4,751,483

Cost of sales	4,430,839	4,015,512

Gross profit	992,947	735,971

Selling, general and administrative expenses	455,173	487,878

Operating income	537,774	248,093

Other expenses — Net (Note 16)	(150,772)	(236,473)

Net comprehensive financing cost:
Interest expense	(666,197)	(592,733)
Interest income	58,183	434,323
Exchange (loss) gain	(78,568)	334,877
Gain on monetary position	256,002	197,284

	(430,580)	373,751

(Loss) income from continuing operations before income taxes	(43,578)	385,371

Income tax benefit (Note 17)	(242,649)	195,029

(Loss) income from continuing operations before equity in income of associated companies	(286,227)	580,400

Equity in the income (loss) of associated companies (Note 7)	217,607	(353,384)

(Loss) income from continuing operations	(68,620)	227,016

Discontinued operations — Net (Note 18)	—	(41,171)

Consolidated net gain (loss)	($68,620)	$185,845

Net (loss) income:
Majority interest	($71,710)	$186,431
Minority interest	3,090	(586)

Consolidated net (loss) income	($68,620)	$185,845

Basic and diluted net (loss) income per share of:
Continuing operations	(0.62)	2.09
Discontinued operations	—	(0.38)

Basic and diluted net (loss) income per share	(0.62)	1.71

Weighted average number of shares outstanding	110,641,111	108,528,665

The accompanying notes are an integral part of these partially — consolidated financial statements, which were authorized for the issuance date April 27, 2007, by the Board of Directors.

(5)

CORPORACIÓN DURANGO, S. A. B. DE C. V. AND REPORTING GUARANTOR GROUP
PARTIALLY — CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Notes 1, 2 and 3)
Expressed in thousands of constant Mexican pesos of purchasing power as of December 31, 2006

				Cumulative	Cumulative	Cumulative	Minority
				loss from	initial effect	translation	stockholder’s
	Common	Additional		holding non	of deferred	adjustment	equity in	Total
	stock	paid-in	Retained	monetary	income	of foreign	consolidated	stockholder’s
	(Note 13)	capital	earnings	assets	taxes	subsidiaries	subsidiaries	equity
Balances as of January 1, 2005	$5,363,337	$1,568,689	$2,861,646	($4,936,061)	($3,484,336)	$276,200	$30,635	$1,680,110

Increase in common stock	302,501							302,501

Premium in issuance of shares		3,094,160						3,094,160

Comprehensive loss			186,431	(746,018)		357,907	(2,077)	(203,757)

Balances as of December 31, 2005	5,665,838	4,662,849	3,048,077	(5,682,079)	(3,484,336)	634,107	28,558	4,873,014

Premium in issuance of shares		6,769						6,769

Comprehensive loss			(71,710)	146,337		(139,449)	(7,560)	(72,382)

Balances as of December 31, 2006	$5,665,838	$4,669,618	$2,976,367	($5,535,742)	($3,484,336)	$494,658	$20,998	$4,807,401

The accompanying notes are an integral part of these partially — consolidated financial statements, which were authorized for the issuance date April 27, 2007, by the Board of Directors.

(6)

CORPORACIÓN DURANGO, S. A. B. DE C. V. AND REPORTING GUARANTOR GROUP
PARTIALLY — CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Notes 1, 2 and 3)
Expressed in thousands of constant Mexican pesos of purchasing power as of December 31, 2006

	2006	2005
Operating activities:

Consolidated (loss) income from continuing operations	($68,620)	$227,016

Items applied to income that did not require (provide) resources:
Equity in associated companies	(217,607)	353,384
Depreciation and amortization	256,366	270,506
Impairment of long-lived assets	227,510	—
Income (loss) form deferred income tax	184,364	(200,234)
Other income (expenses)	42,103	(26,700)

	424,116	623,972

Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable — Net	(237,329)	(1,490)
Inventories — Net	(44,292)	(97,430)
Other current assets	55,230	27,294
Trade accounts payable	34,612	83,700
Accrued expenses and taxes other than income taxes	33,733	(100,002)
Other — Net	196,451	(147,450)

Net resources provided by operating activities before discontinued operations	462,521	388,594

Assets of discontinued operations	—	112,346
Liabilities of discontinued operations	—	(136,449)
Discontinued operations — Net of items that did not require resources	—	(41,171)

Loss from discontinued opertions	—	(65,274)

Net resources generated by operating activities	462,521	323,320

Financing activities:

Short-term and long-term debt	(27,783)	(4,592,254)
Payments of long-term debt	(364,473)	(124,853)
Additional paid-in capital	—	3,094,160
Common stock increase	—	302,501

Net resources used in financing activities	(392,256)	(1,320,446)

Investing activities:

Acquisition and sale of property, machinery and equipment	(218,930)	16,432
Investment in subsidiaries	1,036	692,004
Other assets	(41,305)	(6,545)

Net resources (used in) generated by investing activities	(259,199)	701,891

Decrease in cash and cash equivalents	(188,934)	(295,235)
Balance of cash and cash equivalents at beginning of year	521,474	816,709

Balance of cash and cash equivalents at end of year	$332,540	$521,474

The accompanying notes are an integral part of these partially — consolidated financial statements, which were authorized for the issuance date April 27, 2007, by the Board of Directors.

(7)

CORPORACIÓN DURANGO, S. A. B. DE C. V. AND REPORTING GUARANTOR GROUP
(formerly known Corporación Durango, S. A. de C. V. and Reporting Guarantor Group)
NOTES TO PARTIALLY — CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
Expressed in thousands of constant Mexican pesos of purchasing power as of
December 31, 2006
NOTE 1 — THE ENTITY:
a.	Entity — Corporación Durango, S. A. B. de C. V. (“CODUSA”) and the Reporting Guarantor Group (the “Company”) are primarily engaged in the manufacturing and selling of packaging (corrugated boxes and multi-wall sacks), paper (containerboard, newsprint and bond) and other wood products (plywood) in Mexico and in the United Stated of America.

b.	On December 8, 2006, the board of Director’s decided to modify the social denomination of Corporación Durango, S. A. de C. V. to Corporación Durango, S. A. B. de C. V.; also, they modified the Company’s by-laws to reflect the new integration, organization and operation of its corporate organisms and the new rights of the minority stockholders, in accordance to Mexican Law of Stock Market, published on December 30, 2005.
NOTE 2 — BASIS OF PRESENTATION:
a.	Going concern — The accompanying partially — consolidated financial statements have been prepared assuming the Company will continue as a going concern, with realization of its assets and liability payments in the ordinary course of business. As a result of the financial restructuring agreement executed by the Company and its creditors in February 2005, the balances of the restructured debt have been reclassified, as of December 31, 2006 and 2005, to short-term and long-term debt in accordance with the maturity of those balances. See Note 10.

b.	Basis of presentation — These partially — consolidated financial statements have been prepared in accordance with the Mexican Financial Reporting Standards (“NIFs for its initials in Spanish”), issued by the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF for its initials in Spanish”).

On May 31, 2004, the Mexican Institute of Public Accountants (MIPA) formally transferred the function of issuing financial information standards to the CINIF, consistently with the international trend of requiring this function to be performed by an entity independent from the accounting professional boards.

(8)

Accordingly, the task of establishing Mexican GAAP bulletins and Circulars formerly issued by the MIPA was transferred to CINIF, which adopted and subsequently renamed standards of Mexican GAAP as NIF and determines that NIF encompasses: i) new bulletins established under the new function; ii) any interpretation issued thereon iii) any Mexican GAAP bulletins that have not been amended, replaced, revoked by the new NIFs; and iv) International Reporting Standards (IFRS) that are supplementary guidance to be used when NIF or Mexican GAAP does not provide primary guidance. As of January 1, 2006, all financial statements must be prepared in accordance with NIF.

c.	Partial consolidation of financial statements — The partially — consolidated financial statements include the assets, liabilities and income or loss of the parent company and the subsidiaries that are listed above. The ownership percentage in the capital stock of these subsidiaries is shown below. Intercompany balances and transactions have been eliminated in these partially — consolidated financial statements.

Group	Ownership
(or Company)	percentage	Activity
Administración Corporativa de Durango, S. A. de C. V.	100%	Administrative services

Compañía Papelera de Atenquique, S. A. de C. V.	98%	Manufacturing of paper
		for corrugated boxes

Empaques de Cartón Titán, S. A. de C. V. and	100%	Manufacturing of corrugated
subsidiaries		boxes and multi-wall sacks

Industrias Centauro, S. A. de C. V.	99%	Manufacturing of paper
		for corrugated boxes

Ponderosa Industrial de México, S. A. de C. V.	100%	Manufacturing of plywood

Cartonpack (See Note 15h)	100%	Manufacturing of
		corrugated bases
d.	Translation of financial statements of foreign subsidiaries — The accounting policies of the company’s foreign subsidiaries are the same as those of CODUSA. The local currency financial statements are restated to reflect constant purchasing power of the currency of the country in which the subsidiaries operate by using the change in the consumer price index of the country. Subsequently, all assets and liabilities are translated at the exchange rate in effect at year end closing. The capital stock is translated at the historical exchange rates, and retained earnings at the exchange rate in effect at the balance sheet date on which they arise. Income, costs and expenses are translated at the exchange rate in effect on the date they are recognized. The resulting translation effects are presented in stockholders’ equity.

(9)

The financial statements of the company’s foreign subsidiaries included in the 2006 and 2005 consolidated financial statements are restated in the constant currency of the country in which they operate and translated into Mexican pesos using the exchange rate as of the latest balance sheet date presented.
NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES:
The accompanying financial statements were authorized for issuance on April 27, 2007 by Board of Directors.
The significant accounting policies followed by the Company including concepts, methodology and criteria used for the recognition of the effects of inflation in financial information are as follows:
a.	The consolidation process was done based on subsidiaries’ audited financial statements. See Note 15.

b.	Investments in capital stock of affiliated and associated companies are valued by the participation method when the Company exercises significant influence on the investee. The acquisition cost of the capital stock is modified by the proportional part of the changes in the capital stock of affiliated and associated companies after the acquisition date. Participation of the Company in the affiliated and associated companies’ income is presented separately in the statements of operations. c. Inventories and cost of sales are stated using the average cost method and are later restated using factors derived from changes in the NCPI at replacement cost based on the most recent purchase price or production cost. The value should not exceed its market value. See Note 6. d. Property, plant and equipment of Mexican origin are recorded at acquisition cost and are restated to reflect Mexican pesos of constant purchasing power using factors derived from changes in the NCPI.

Plant and equipment of non-Mexican origin are recorded at acquisition cost and the acquisition cost is restated to constant currency using the inflation of the country of origin, then converted into Mexican pesos at the exchange rate in effect at the balance sheet date.

(10)

Depreciation is calculated based on the probable useful life as determined by independent appraisers, for machinery and industrial equipment is bases on units produced in the period in relation to the total estimated production of the assets over their useful lives, as follows:

Years
Buildings	25-50
Machinery and industrial equipment	23-40
Transportation equipment	1-5
Computer equipment	1-3
Office furniture and equipment	5-10
These assets are evaluated annually for potential impairment.

Recurring maintenance and repair expenditures are charged to operating expense as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.

Net comprehensive financing cost incurred during the period of construction and installation of property, machinery and equipment is capitalized and restated applying factors derived from changes in the NCPI.

e.	Intangible assets are recognized in the balance sheet provided they are identifiable, provide future economic benefits and there is control over those benefits. Intangible assets with indefinite useful lives are not amortized. Intangible assets with definite useful lives are amortized systematically based on the best estimate of their useful lives determined on the basis of expectations for future economic benefits. The carrying value of intangible assets is subject to an annual impairment evaluation.

f.	Effective January 1, 2004, the Company adopted Statement C-15, “Impairment in the Value of Long-Lived Assets and their Disposal”, issued by MIPA, which establishes general criteria for the identification and, if applicable, recording of impairment losses or the decrease in value of long-lived tangible and intangible assets, including goodwill. The Company performed its annual impairment evaluation of long-lived assets at December 31, 2006 and, as a result, recorded a favorable adjustment of $227,510, in other income.

g.	Investments in derivative financial instruments for trading purposes are recognized as assets and liabilities at their fair value. Realized and unrealized gains or losses on those instruments are recorded in income.

(11)

On January 1, 2005, the company adopted Statement C-10, “Derivative Financial Instruments and Coverage Operations”. This Statement, provides guidance for recording, valuation and disclosure criteria applicable to all derivative financials instruments, requires that the effectiveness of hedges of cash flows and of net investment in subsidiaries located abroad be evaluated and that the effective portion of the gains or losses on hedging instruments be recognized within comprehensive income. The Company has segregated service contracts in foreign currency representing an exchange rate risk during the term of such contracts, the adoption of this Statement as of December 31, 2006 resulted in an income for $43,127.

h.	Long-lived tangible and intangible assets (including goodwill) are subject to an annual impairment evaluation to calculate their useful value and determine if impairment is applicable.

i.	Liabilities and provisions for liabilities represent present obligations of the Company with a probable requirement to pay those obligations in cash. The provisions have been recorded based on the best reasonable estimation by management of the present payment obligation; however, actual results could differ from recorded provisions.

j.	Income tax (“IT”) is recorded by the comprehensive method of assets and liabilities, which consists of recording deferred tax for all temporary differences between the book and tax values of assets and liabilities. Asset tax (AT) paids in changed in the statement of operations due to uncontainty of its recoverability. See Note 17.

Deferred employee statutory profit sharing (“EPS”) is recorded only when there are temporary differences in accounting and tax net income that could cause a future benefit or liability and the amount can be reasonably estimated .

k.	Pension plans and seniority premiums to which employees are entitled upon termination of employment after 15 years of service are non-contributory and are recorded as costs for the year in which the respective services are rendered, based on actuarial calculations using the projected unit credit method. See Note 12.

As of January 1, 2005, the Company adopted amendments to Statement D-3, “Labor Obligations”, which, establishes rules for estimating and recording the liabilities related to severance payments due to employees upon dismissal for causes other than financial restructuring. These effects are recognized through actuarial calculations using the projected credit unit method. The net cost for the year ended December 31, 2006 for this item was $4,590, which was recorded in the results for the year. The initial adoption of the amendments to this Statement did not have a material impact on the financial statements.

(12)

Other compensation based on seniority to which employees are entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, are charged to income in the year in which they become payable.

l.	Debt issuance costs, which are included in other assets, are capitalized and restated by applying changes in the NCPI. Amortization is calculated based on the proportion of the initial tenor of the debt during which the debt has been outstanding. In 2004, the unamortized balance was charged to income for the period, as a result of the exchange of outstanding debt for restructured debt.

m.	Common stock, legal reserve, premium in issuance of shares and retained earnings represent the value of those items in terms of purchasing power of the Mexican peso as of the most recent balance sheet date, and are determined by applying factors derived from the NCPI to the historical values.

n.	Cumulative loss from holding non-monetary assets, represents the initial accrued result on monetary position and the result of holding non-monetary assets (inventories and/or fixed assets) stated in Mexican pesos of purchasing power as of the most recent balance sheet date.

o.	Comprehensive (loss) income represents the net (loss) income, plus the effects of holding non-monetary assets, the profit from translation of foreign currency, and other items required by specific accounting standards to be reflected in stockholders’ equity, but which do not represent capital contributions, reductions or distributions, and is restated by applying NCPI factors.

p.	The result on monetary position represents income due to inflation changes, measured by NCPI factors, on the years’ net monthly monetary assets and liabilities, stated in Mexican pesos of purchasing power as of the most recent balance sheet date. Inflation rates were 4.05% in 2006 and 3.33% in 2005.

q.	Net (loss) income per common share is calculated by dividing the net (loss) income of majority stockholders for the period by the weighted average number of shares outstanding during 2006 and 2005. There are no effects from potential dilutive shares.

r.	Liabilities for contingencies are recognized when it is probable that a liability has been incurred before the date of the balance sheet and the amount can be reasonably estimated.

s.	Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date.

Differences due to exchange rate fluctuations from transactions and payment dates or valuations as of the most recent balance sheet date are recognized in income. See Note 14.

(13)

t.	Sales are recognized upon delivery of products and the receipt of customer acceptance. Revenue is recognized only when the Company has transferred to the buyer the significant risk and rewards of ownership of the goods, which generally occurs when those goods are delivered in compliance with the customer’s orders and when the amount of revenue and the cost incurred or to be incurred in the transaction can be reliably measured.

u.	The provisions contained in Statement B-5, “Financial Information by Segment”, issued by MIPA are mandatory for public entities listed on the Mexican Stock Exchange. Statement B-5 requires that companies look to their internal organizational structure and internal reporting system for purposes of identifying segments. For all years presented, the Company operates in three reporting segments. See Note 22.

v.	As of January 1, 2005, Statement B-7, “Business Acquisitions”, established, among other things, the purchase method to account for business acquisition. In addition, Statement B-7 modified the accounting treatment of goodwill, which is no longer permitted to be amortized and is subject to annual impairment evaluation. Also provides specific guidance for the acquisition of minority interest and transfer of assets of stock amongst entities common control.

w.	Leasing operations are registered under Statement D-5 “Leasing”. The Company only capitalizes financial leased asset related to industrial machinery and equipment. These assets are depreciated under the depreciations rates of the common acquired assets.
NOTE 4 — CASH AND CASH EQUIVALENTS:

	December 31,
	2006	2005
Cash	$91,827	$319,651
Cash equivalents	240,713	201,823

	$332,540	$521,474

NOTE 5 — ACCOUNTS RECEIVABLE:

	December 31,
	2006	2005
Trade accounts receivable	$1,167,132	$1,006,733
Recoverable taxes	—	67,986
Other	184,310	92,332

	1,351,442	1,167,051
Allowance for doubtful accounts	(77,625)	(101,991)

	$1,273,817	$1,065,060

(14)

NOTE 6 — INVENTORIES:

	December 31,
	2006	2005
Finished goods	$136,544	$132,994
Production-in-process	420	620
Raw materials	411,822	370,631
Spare parts and materials	198,921	195,363
Molds and dies	77,082	81,715
Other	6,649	5,189

	831,438	786,512
Allowance for obsolete inventories	(18,108)	(17,517)

	813,330	768,995
Advances to suppliers	25,387	24,661
Merchandise-in-transit	26,862	27,631

	$865,579	$821,287

NOTE 7 — INVESTMENT IN SUBSIDIARIES:
At December 31, 2006 and 2005 is integrated as follows:

				Participation of the
		December 31		year gains (loss)
Subsidiaries	Ownership	2006	2005	2006	2005
Compañía Forestal de Durango, S. A. de C. V.	100%	$115,749	$108,162	$11,452	$84,221
Durango Internacional, S. A. de C. V.	100%	—	5,768	428	(143,091)
Durango Internacional, Inc.	100%	1,276,392	1,262,734	5,529	14,383
Grupo Pipsamex, S. A. de C. V.	87%	2,242,843	2,097,705	161,312	417,451
Porteadores de Durango, S. A. de C. V.	100%	154,897	120,719	35,469	(21,558)
Otros menores		56,694	60,158	3,417	1,978

		$3,846,575	$3,655,246	$217,607	($353,384)

(15)

NOTE 8 — PROPERTY, PLANT AND EQUIPMENT:

	December 31,
	2006	2005
Buildings	$2,481,107	$2,378,629
Industrial machinery and equipment	12,421,524	12,349,813
Transportation equipment, computer equipment and office furniture and equipment	1,093,020	1,174,564

	15,995,651	15,903,006
Accumulated depreciation	(9,644,521)	(9,204,775)

	6,351,130	6,698,231
Land	796,186	757,425
Construction-in-progress	146,492	14,598

	$7,293,808	$7,470,254

Depreciation expense for the years ended December 31, 2006 and 2005 was $236,065 and $247,998, respectively.
For the year ended December 31, 2006, under the provisions of Statement C-15, the Company recognized an decrease in fixed assets value for ($227,510), which were reflected in the consolidated statement of operations as other expenses. The related deferred income tax effect was a charge of $63,704 in 2006.
As of December 31, 2006 and 2005, the Company had temporarily idle assets with a net carrying amount of $364 and $379, respectively.
The Company’s capitalized lease assets are as follows:

	December 31,
	2006	2005
Machinery and industrial equipment	$93,739	$182,922
Accumulated depreciation	(3,186)	(14,262)

	$90,553	$168,660

At December 31, 2006, the Company has pre-paid substantially all of the balance of its financial leases; the remaining balance is $4,815.

(16)

As a result of its financial restructuring which was finalized in February 2005, the Company and its subsidiaries granted security interests over their principal fixed assets. See Note 10.c. In addition, the Company’s financial leases are collateralized with substantially all of its machinery and equipment.
The carrying value of capitalized comprehensive financing cost at December 31, 2006 and 2005 was $51,990 and $54,728, respectively.
NOTE 9 — OTHER ASSETS:

	Embedded	Intangible
	derivative	asset	Debt
	lease -	of seniority	issuance
December 31, 2006	agreement	premiums	costs	Other	Total
Assets:

Balances as of January 1, 2006	$—	$169,636	$680,130	$113,696	$963,462

Net movement	40,972	(22,813)	—	333	18,492

Balance as of December 31, 2006	40,972	146,823	680,130	114,029	981,954

Accumulated amortization:

Balance as of January 1, 2006	—	—	680,130	75,969	756,099

Amortization for the period	—	—	—	20,301	20,301

Balance as of December 31, 2006	—	—	680,130	96,270	776,400

Net balance as of December 31, 2006	$40,972	$146,823	$—	$17,759	$205,554

	Intangible
	asset	Debt
	of seniority	issuance
December 31, 2005	premiums	costs	Other	Total
Assets:

Balances as of January 1, 2005	$202,027	$680,130	$107,151	$989,308

Net movement	(32,391)	—	6,545	(25,846)

Balance as of December 31, 2005	169,636	680,130	113,696	963,462

Accumulated amortization:

Balance as of January 1, 2005	—	680,130	53,461	733,591

Amortization for the period	—	—	22,508	22,508

Balance as of December 31, 2005	—	680,130	75,969	756,099

Net balance as of December 31, 2005	$169,636	$—	$37,727	$207,363

(17)

NOTE 10 — SHORT AND LONG-TERM DEBT:
a.	Short-term and long-term debt not capitalized to equity as follows:

	December 31,
	2006	2005
Current portion of long-term debt	$169,489	$195,850
Long-term debt	5,540,373	6,020,891

	$5,709,862	$6,216,741

b.	Financial restructuring

In an effort to expand its production capacity and maintain its leadership in the Mexican and Latin American paper industries, the Company obtained significant resources in U.S. Dollars from domestic and foreign financial institutions (mainly in the United States). In addition, the Company issued Notes, some of which were listed on the New York Stock Exchange. However, during 2002, the Company suffered from a combination of economic factors beyond the Company’s control, including the economic recession in the United States, a significant reduction in the paper price worldwide, a dramatic reduction in the manufacturing output in industries supplied by our subsidiaries, an increase in power, raw material, gas and labor costs and imports of our products into the Mexican market.

These economic factors made the last quarter of the year 2002 a difficult one for the Company, and resulted in a significant reduction in cash flow.

On April 30, 2004, the Company entered into a plan support agreement with certain bank creditors and holders of its notes holding an aggregate of 55% of the outstanding principal amount of its unsecured debt. Under the terms of the plan support agreement, the parties were obligated to pursue and implement a financial restructuring along the lines contained in the agreement in principle with these creditors, including by means of a cash tender offer and certain exchange offers and, under certain circumstances, a prepackaged plan of reorganization under U.S. bankruptcy law. The participating creditors agreed that they would tender their unsecured debt in the offers and vote their unsecured debt in favor of the prepackaged plan of reorganization under U.S. bankruptcy law. The plan support agreement contained certain obligations of the Company and the participating creditors. These obligations were not met by the agreed-upon dates and certain participating creditors terminated the plan support agreement on May 17, 2004.

(18)

On May 18, 2004, the Company filed a voluntary petition under Mexico’s Business Reorganization Act with the First Federal District Court in Durango, Mexico. On May 20, 2004, the Company’s foreign representative commenced a proceeding under section 304 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “304 Proceeding”) on the Company’s behalf. None of the Company’s subsidiaries filed for commercial reorganization (concurso mercantil) or other bankruptcy protection.

On May 25, 2004, following the Company’s filing under Mexico’s Business Reorganization Act, the New York Stock Exchange announced that the trading of the Company’s ADSs, 2006 notes and 2008 notes would be suspended immediately. On July 15, 2004, the Company’s ADSs, 2006 notes and 2008 notes were delisted from the New York Stock Exchange.

On August 13, 2004, the Company reached an agreement to support its financial restructuring program with most of its unsecured financial creditors and members of the Ad hoc Committee of bondholders.

On August 25, 2004, the Mexican court declared the Company to be in commercial reorganization under Mexico’s Business Reorganization Act. On November 17, 2004, the Mexican court certified the list of recognized claims in the Company’s “Concurso Proceeding”.

On December 23, 2004, the conciliator appointed by the Mexican Federal Institute of Commercial Reorganization Specialists in the Company’s concurso proceeding submitted its plan of reorganization to unsecured financial creditors (Steering Group) and members of the Ad hoc Committee of bondholders and the plan was executed by the Company and the holders of recognized claims representing 65% of the total number of recognized claims. The plan of reorganization provided that, in exchange for their debt, the Company’s unsecured financial creditors would receive new debt equal to approximately 85% of the outstanding principal amount of the Company’s unsecured debt.

Uninsured bank creditors would modify their loans to “Portion A” loans of approximately $116.1 million dollars.

Holders of other unsecured loans, including 12-5/8% Notes maturing in 2003, 13-1/8% Notes maturing in 2006, 13-1/2% Notes maturing in 2008 and 13-3/4% Notes maturing in 2009, will receive Series B Notes to be issued in the amount of approximately $433.8 million dollars in exchange for the their current debt, in addition, all creditors will receive 17% of the Company’s capital stock.

On January 11, 2005, the conciliator submitted the executed plan of reorganization to the Mexican court, and on February 7, 2005, the Mexican Court approved the plan of reorganization, ending the concurso proceeding for the Company.

(19)

On February 23, 2005, the Company’s plan of reorganization was consummated. As a result:
•	Bank creditors of the Company with claims against it in the aggregate amount of $1,676,556 (US$136.3 million) received 2,392,957 Series B Shares, representing 2.16% of CODUSA’s issued and outstanding capital stock, and the principal amount of the debt outstanding with respect to these claims was amended and restated under the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of $1,347,009 (US$116.1 million) were issued to the holders of these claims. These Senior Notes bear interest at a rate of LIBOR plus 2.75% per annum, payable quarterly in arrears and the principal amount of these notes will be amortized quarterly until the maturity of these notes on December 30, 2012.

•	Unsecured creditors of the Company with claims against it in the aggregate amount of $5,920,333 (US$510.3 million) related to its 12-5/8% Senior Notes due 2003 (the “2003 Senior Notes”), its 13-1/8% Senior Notes due 2006 (the “2006 Senior Notes”), its 13-1/2 Senior Notes due 2008 (the “2008 Senior Notes”), its 13-3/4 Senior Notes due 2009 (the “2009 Senior Notes”), and the note issued under its Euro Commercial Paper Program, (the “ECP note”), received 16,412,961 Series B Shares, representing 14.84% of the Company’s issued and outstanding capital stock, and an aggregate principal amount of $5,032,370 (US$433.8 million) of its 2012 Senior Notes in respect to these claims. The 2012 Senior Notes bear interest at a rate of 7.5% per annum until December 31, 2005, 8.5% per annum from January 1, 2006 through December 31, 2006, and 9.5% per annum thereafter, payable quarterly in arrears, and mature on December 30, 2012.

•	Our obligations under the Restructured Credit Agreement and the 2012 Senior Notes are guaranteed by the following subsidiaries: (1) Administración Corporativa de Durango, S. A. de C. V., or ACD, (2) Empaques de Cartón Titán, S. A. de C. V. or Titán (3) Envases y Empaques de México, S. A. de C. V., or Eyemex, (4) Cartonpack, S. A. de C. V., or Cartonpack, (5) Industrias Centauro, S. A. de C. V., or Centauro, (6) Compañía Papelera de Atenquique, S. A. de C. V., or Atenquique, (7) Ponderosa Industrial de México, S. A. de C. V. or Ponderosa, (8) Porteadores de Durango, S. A. de C. V., (9) Compañía Norteamericana de Inversiones en Celulosa y Papel, S. A. de C. V., (10) Reciclajes Centauro, S. A. de C. V. (11) Durango Internacional, S. A. de C. V. and (12) Durango International, Inc.

•	The Company announced on February 27, 2006 a debt reduction program during the year. At issue date of these financial statements, the Company has pre-paid US$57 million. This program has been sourced by majority stockholders capital contribution, some non-strategic assets divestments and cash flow.

(20)

c.	Total current portion of short-term debt and long-term debt by composition, is as follows:

	December 31,
	2006	2005
Senior Notes	$4,614,539	$4,799,879
Bank loans	1,027,050	1,220,554
Financial lease agreements	4,815	112,782
Other long-term debt	63,458	83,526

	$5,709,862	$6,216,741

RESTRUCTURED DEBT.
(1) Senior Notes and Euro Commercial Paper
Senior Notes consist of four issues, maturing in 2003, 2006, 2008 and 2009, as further described below:
2003 Senior Notes. At December 31, 2004, before recognizing the effects of the Company’s financial restructuring, the Company had outstanding $218,529 (US$18.2 million) aggregate principal amount of its 2003 Senior Notes. The 2003 Senior Notes matured on August 1, 2003 and were not paid. In addition, the Company did not make interest payments on its 2003 Senior Notes following November 29, 2002.At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2003 Senior Notes was $280,134 (US$23.4 million). As part of the Company’s financial restructuring, on February 23, 2005, principal of and accrued and unpaid interest on its 2003 Senior Notes was converted into an aggregate principal amount of US$15.5 million of the 2012 Senior Notes and 563,348 of the Series B Shares.
2006 Senior Notes. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had outstanding $3,617,106 (US$301.7 million) aggregate principal amount of its 2006 Senior Notes. The Company did not make interest payments on its 2006 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2006 Senior Notes was $4,700,018 (US$392.1 million). As part of the Company’s financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2006 Senior Notes was converted into an aggregate principal amount of US$256.5 million of its 2012 Senior Notes and 9,559,019 of its Series B Shares.

(21)

2008 Senior Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company’s had outstanding $124,225 (US$10.4 million) aggregate principal amount of the 2008 Senior Notes. The Company did not make interest payments on its 2008 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2008 Senior Notes was $162,582 (US$13.6 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2008 Senior Notes was converted into an aggregate principal amount of US$8.8 million of its 2012 Senior Notes and 334,333 of its Series B Shares.
2009 Senior Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $2,097,791 (US$175 million) aggregate principal amount of its 2009 Senior Notes. The Company did not make interest payments on the 2009 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2009 Senior Notes was $2,829,547 (US$236 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2009 Senior Notes was converted into an aggregate principal amount of US$148.8 million of its 2012 Senior Notes and 5,899,859 of its Series B Shares.
Euro Commercial Paper. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had one series of notes outstanding under the Euro Commercial Paper Program in an aggregate amount of $59,937 (US$5.0 million). As part of the financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on these Senior Notes was converted into an aggregate principal amount of US$4.3 million of the 2012 Senior Notes and 56,402 of the Series B Shares.
The Senior Notes and the Euro Commercial Paper were restructured in connection with the Concurso Mercantil process and the aggregate principal amounts of these instruments were exchanged for Senior Notes due 2012 with an aggregate principal amount of $4,799,879 (US$433.8 million), which bear quarterly interest payments in arrears at rates of 7.5% in 2005, 8.5% in 2006 and 2007 and 9.5% in subsequent years.
(2) Bank loans and letters of credit
Banamex Loan. The Company borrowed an aggregate principal amount of $1,126,813 (US$94 million) from Banamex under a loan agreement. This loan was payable in 10 quarterly installments beginning in June 2002 and bore interest at a rate of LIBOR + 2.8% payable quarterly. This loan matured in September 2004 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this loan was $903,077 (US$75.3 million). The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of

(22)

accrued and unpaid interest under this loan was $216,919 (US$18.1 million). As part of its financial restructuring, on February 23, 2005, the Company issued 318,455 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$64 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.
Banamex Note. The Company borrowed an aggregate principal amount of $87,507 (US$7.3 million) from Banamex under a promissory note. This promissory note bore interest at a rate of 5.2% per annum payable semi-annually. This promissory note matured in December 2002 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this promissory note was $61,136 (US$5.1 million). The Company did not make principal or interest payments under this promissory note following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid interest under this promissory note was $17,777 (US$1.5 million). As part of its financial restructuring, on February 23, 2005, the Company issued 99,856 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$4.3 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this note.
California Commerce Bank Loans. The Company borrowed an aggregate principal amount of $319,824 (US$26.7 million) from California Commerce Bank under two loan agreements. The first California Commerce Bank loan agreement in the principal amount of $140,013 (US$11.7 million) bore interest at a rate of LIBOR + 2.75%. The first California Commerce Bank loan agreement matured in January 2003 and was not paid. The second California Commerce Bank loan agreement in the amount of $179,811 (US$15 million) bore interest at a rate of LIBOR + 3.25%. The second California Commerce Bank loan agreement matured in May 2004 and was not paid. The Company did not make principal or interest payments under the California Commerce Bank loan agreements following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under the California Commerce Bank loan agreements was $289,855 (US$24.2 million) and the aggregate amount of due and unpaid interest under the California Commerce Bank loan agreements was $37,792 (US$3.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 199,872 of the Series B Shares to California Commerce Bank, and a note in the aggregate principal amount of US$20.6 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the California Commerce Bank loan agreements.
JPMorgan Chase Loan. The Company borrowed an aggregate principal amount of $599,369 (US$50 million) from JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) under a loan agreement. The JPMorgan Chase loan agreement was payable in five semiannual installments beginning in December 2000 and bore interest at a rate of LIBOR + 1.5% payable quarterly. This loan matured in December 2002 and was not paid. The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004,

(23)

before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $119,874 (US$10 million) and the aggregate amount of due and unpaid interest under this loan was $7,357 (US$0.6 million). As part of its financial restructuring, on February 23, 2005, the Company issued 163,890 of the Series B Shares to creditors under this loan agreement and a note in the aggregate principal amount of US$8.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.
Bank of America, N.A. Loan. The Company’s former subsidiary, Durango Georgia Receivables Company, borrowed an aggregate principal amount of $263,722 (US$22 million) from Bank of America, N.A. under a loan agreement. This loan was payable in five monthly installments beginning in August 2002, and bore interest at a rate of LIBOR + 3.0%. The Company guaranteed this loan. Durango Georgia Receivables Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. Bank of America, N.A. called the Company’s guarantee in February 2003. As a result, the obligations under this loan were recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this guarantee. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $203,785 (US$17.0 million) and the aggregate amount of due and unpaid interest under this loan was $22,414 (US$1.9 million). As part of its financial restructuring, on February 23, 2005, the Company issued 292,019 of its Series B Shares to the creditor under this loan agreement, and a note in the aggregate principal amount of US$14.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on its guarantee obligations.
First JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to SunTrust Leasing Corporation in the aggregate principal amount of $31,355 (US$2.6 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under the letter of credit was recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this reimbursement obligation. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $31,355 (US$2.6 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $4,058 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 53,910 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.2 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.

(24)

Second JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to Pitney Bowes Credit Corporation in the aggregate principal amount of $37,160 (US$3.1 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under this letter of credit was recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this reimbursement obligation under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $28,405 (US$2.4 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,506 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 46,001 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.0 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.
(3) Financial leasing agreements
GE Capital Leasing Leases. The Company’s subsidiary, Empaques de Cartón Titán, S. A. de C. V. (“Titán”), has entered into financial lease agreements with GE Capital Leasing for the acquisition of machinery. Titán issued two promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of $119,687 (US$10 million) which are payable in 28 quarterly installments with the final payments due in October 2008 and April 2009, respectively. The promissory notes bear interest at a rate of LIBOR + 3.25%. The promissory notes are secured by a pledge of the leased machinery and are guaranteed by CODUSA. As of March 31, 2006 an Addendum to the agreements was made to increase the leasing period into 30 quarterly successive and consecutive payments with a maturity date as of October 1, 2013, and bear an interest of 8.17%. As of December 31, 2006, the aggregate principal amount outstanding under these promissory notes was $4,815 (US$0.4 million).

(25)

(4) Other long-term debt
Commerzbank Loan. The Company’s subsidiary, Ponderosa Industrial de México, S. A. de C. V. (“Ponderosa”), borrowed an aggregate principal amount of $173,669 (10.7 million) from AKA Ausfuhrkredit-Gesellschaft m.b.H. or Commerzbank, under a loan agreement. This loan is payable in 15 semi-annual installments beginning in January 2003 and bears interest at a rate of EUROLIBOR + 1.15%. The obligations of Ponderosa under this loan agreement are secured by the certain equipment of Ponderosa acquired with the proceeds of this loan. In addition, the obligations are guaranteed by CODUSA. As of December 31, 2006 and 2005, the aggregate principal amount outstanding under this loan was $63,458 (5.0 million) and $83,526 (6.4 million), respectively.
(5) Reduction in the 2005 carrying value debt.
Reduction in the 2005 of $1,163,256 (15% of the principal of the restructured debt) and accrued interest of $2,146,473, that combined summarized $3,396,661, was exchanged for a 17% of the Company’ capital stock during 2005.
(6) Restrictive Covenants and Available Credit
The instruments governing our indebtedness contain financial and other covenants that restrict, among other things, the ability of our company and most of our subsidiaries to:
•	incur additional indebtedness;

•	incur liens;

•	issue guarantees;

•	issue or sell capital stock of subsidiaries;

•	pay dividends or make certain other restricted payments;

•	consummate certain asset sales or

•	enter into certain transactions with affiliates.
DEBT AT DECEMBER 31, 2006 AND 2005
TRANCHE A.
On February 23, 2005, the Company issued Senior Notes with an aggregate principal amount of $1,347,009 (US$116.1 million) as a result of the financial restructuring of the Company. These Senior Notes bear interest payable quarterly in arrears at rates of LIBOR + 2.75% and the principal of these Senior Notes amortize on a quarterly basis until their maturity on December 30, 2012. The outstanding principal balance of these notes at December 31, 2006 and 2005 was $1,027,050 (US$95.0 million) and $1,220,554 (US$110.3 million), respectively.

(26)

TRANCHE B.

On February 23, 2005, the Company issued Senior Notes with an aggregate principal amount of $5,032,370 (US$433.8 million) as a result of the financial restructuring of the Company. The 2012 Senior Notes bear interest payable quarterly in arrears at rate of 7.5% until December 31, 2005, 8.5% from January 1, 2006 to December 31, 2006, and 9.5% thereafter until its maturity on December 30, 2012. The outstanding principal balance of the 2012 Senior Notes at December 31, 2006 and 2005 was $4,614,538 (US$426.8 million) and $4,799,879 ($433.8 million), respectively.
d.	Long-term debt maturities are as follows:

	December 31,
	2006	2005
2007	$—	$239,191
2008	169,488	190,318
2009	169,488	178,481
2010	172,964	163,483
2011	251,776	154,203
2012	4,775,965	4,954,082
2013 and thereafter	692	141,133

	$5,540,373	$6,020,891

e.	The minimum rental commitments under financial leases are as follows:

	December 31,
	2006	2005
Total minimum lease obligations	$4,815	$117,052
Unearned interest	—	(4,270)

Present value of lease obligations	4,815	112,782
Current portion of lease obligations	688	(23,086)

Long-term portion of lease obligations	$4,127	$89,696

(27)

Financial lease obligations, which include a purchase option at the end of the lease term, are payable as follows:

2007	$688
2008	687
2009	687
2010	687
2011	687
2012	687
2013	692

$4,815

NOTE 11 — FINANCIAL INSTRUMENTS:
a.	Financial instruments — The estimated fair value amounts of the Company’s financial instruments have been determined by the Company using available market information or other appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value.

The carrying amount of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at variable rates, as appropriate. The Company’s long-term debt consists of debt instruments that bear interest at fixed or variable rates.

b.	Concentration of credit risk — The financial instruments that are subject to a concentration of credit risk are principally cash and cash equivalents and trade accounts receivable. The Company deposits and invests its excess cash in well-knows financial institutions. The concentration of the credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base and their dispersion across different locations in Mexico and the U.S. There were no customers to whom sales exceeded 10% of consolidated net sales for any of the periods presented.

(28)

NOTE 12 — PENSION PLANS, SENIORITY PREMIUMS AND POST-RETIREMENT OBLIGATIONS:
a.	Pension Plans and Seniority Premiums

México — The Company maintains a pension plan for certain employees. In addition, in accordance with the Mexican Federal Labor Law, the Company provides seniority premium benefits to employees under certain circumstances. These benefits consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. The related liability and annual benefit cost are calculated by independent actuaries in accordance with the plan’s basis, using the unit projected credit method the person plans and seniority premiums are unfunded.

The present values of these obligations are as follows:

	December 31,
	2006	2005
Accumulated benefit obligation	$199,154	$204,051

Projected benefit obligation	$225,539	$230,504
Unrecognized items:
Variances for assumptions and adjustments based on experience	17,081	16,484
Transition amount	(106,247)	(118,902)

Net projected liability	136,373	128,086
Additional minimum liability	62,781	75,965

	$199,154	$204,051

Intangible asset	$61,333	$75,221

The real rates (net of inflation) used in the actuarial calculations for the years ended December 31, were as follows:

	2006	2005
Discount rate	5%	5%
Salary increases	2%	2%

(29)

The amortization periods for the unamortized items are as follows:

	Remaining Years
	2006	2005
Transition asset	16	17
Variances in assumptions and adjustments based on experience	16	17
As of December 31, 2006 and 2005, the Company did not have any defined benefits plans.

b.	Post-retirement obligations

The Company has granted post-retirement benefits to its employees. As a result, the Company recognized labor liabilities for post-retirement obligations.

The present value of these obligations is as follows:

	December 31,
	2006	2005
Accumulated post-retirement benefit obligation	$91,162	$101,852

Post-retirement other benefit obligation	$95,035	$105,361
Variances for assumptions and adjustments based on experience	(12,518)	(12,724)
Unrecognized prior service cost to be amortized in 16 years	(86,208)	(93,134)

Net projected liability	(3,691)	(497)
Additional minimum liability	94,853	102,349

	$91,162	$101,852

Intangible asset	$82,689	$90,133

(30)

c.	Retirement compensation

The present value of these obligations is as follows:

	December 31,
	2006	2005
Accumulated post-retirement benefit obligation	$9,656	$7,220

Post-retirement other benefit obligation	$17,593	$15,257
Variances for assumptions and adjustments based on experience	1,600	—
Unrecognized prior services cost to be amortized over 16 years	(12,434)	(12,319)

Net projected liability	6,759	2,938
Additional minimum liability	2,897	4,282

	$9,656	$7,220

Intangible asset	$2,801	$4,282

d.	Total labor obligations presented in the balance sheet are as follows:

	December 31,
	2006	2005
Seniority premiums and pensions	$199,154	$204,051
Post-retirement obligations	91,162	101,852
Retirement compensation	9,656	7,220

	$299,972	$313,123

Total intangible asset — labor obligations are as follow:

	December 31,
	2006	2005
Seniority premiums and pensions	$61,333	$75,221
Post-retirement obligations	82,689	90,133
Retirement compensation	2,801	4,282

	$146,823	$169,636

(31)

Net period cost for the years ended December 31, is as follows:

	December 31,
	2006	2005
Service cost	$10,299	$9,608
Amortization of transition asset, variances for assumptions and adjustments based on experience	17,377	17,321
Financial cost	14,427	14,904

Net period cost	$42,103	$41,833

NOTE 13 — STOCKHOLDERS’ EQUITY:
a.	Shares of common stock at par value as of December 31 are comprised as follows:

	2006
			Inflation
	Number of	Par	restatement
	shares	value	effect	Total
Fixed capital:

Unique Series	65,419,089	$982,074	$2,042,648	$3,024,722

Variable capital:

Unique Series	45,222,022	678,873	1,962,243	2,641,116

	110,641,111	$1,660,947	$4,004,891	$5,665,838

On February 20, 2006, Board of Directors decided to change the series A and B for an unique series of ordinary shares, which confer some rights and obligations to they owners:

	2005
			Inflation
	Number of	Par	restatement
	shares	value	effect	Total
Fixed capital:

Series A	46,613,171	$699,760	$2,022,461	$2,722,221
Series B	18,805,918	282,314	20,187	302,501

Variable capital:

Series A	45,222,022	678,873	1,962,243	2,641,116

	110,641,111	$1,660,947	$4,004,891	$5,665,838

(32)

Common stock consists of common nominative shares without par value. The variable portion of capital stock cannot exceed ten times the aggregate amount of the fixed minimum portion without right to withdraw.

b.	Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2006 and 2005, the legal reserve, in historical pesos, was $201,477 and 193,281, respectively.

c.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when a dividend is distributed. In 2006, the rate was 29% (30% in 2005) and will be reduced by one percentage point each year until reaching 28% in 2007. Any tax paid on such distribution may be credited against pre-paid taxes and the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.
NOTE 14 — FOREIGN CURRENCY TRANSACTIONS AND BALANCES:
a.	The foreign currency monetary position is as follows:

	December 31,
	2006		2005
Thousands of US dollars:
Monetary assets	US$	15,230	US$	34,573
Monetary liabilities		(537,863)		(565,302)

Monetary (liability) position, net	(US$522,633)		(US$530,729)

Equivalent in Mexican pesos		($5,650,499)		($5,643,984)

Thousands of Euros:
Monetary (liability) position, net		(13,767)		(8,317)

Equivalent in Mexican pesos		($195,953)		($104,287)

(33)

b.	Non-monetary assets of foreign origin at December 31, 2006 are as follows:

		Balance in
		foreign	Equivalent
		currency	in Mexican
	Currency	(thousands)	pesos
Inventories	US dollar	11,536	$124,726

Machinery and industrial equipment:
United States of America	US dollar	214,121	2,314,991
Brazil	Real	190,067	962,480
Japan	Yen	58,434	5,300
Germany	Euro	24,199	344,434
Canada	Canadian dollar	13,946	257,321
Other	Several		210,440
c.	Transactions denominated in foreign currency were as follows:

	(In thousands of
	U.S. dollars)
	December 31,
	2006	2005
Export sales	61,091	38,611
Interest expense	(47,823)	(42,072)
Interest income	205	202
Import purchases	(22,469)	(16,662)
Acquisition (sales) of machinery and equipment	(4,957)	(3,382)
d.	The exchange rates in effect at the dates of the consolidated balance sheets and issuance of the consolidated financial statements were as follows:

	December 31
			April 27,
	2006	2005	2007
U.S. dollar	$10.8116	$10.6344	$10.9200
Euros	14.2335	12.5390	14.8795

(34)

NOTE 15 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES:
a.	Transactions with related parties carried out in the ordinary course of business, were as follows:

	December 31,
	2006	2005
Air transportation services paid	$—	$36,473
Sale of paper	—	5,093
b.	Short-term accounts receivable from related parties are as follows:

	December 31,
	2006	2005
Grupo Pipsamex, S. A. de C. V.	$74,886	$77,417
Fábricas de Papel Tuxtepec, S. A. de C. V.	10,051	6,478
Fábrica Mexicana de Papel, S. A. de C. V.	2,357	—
Papeles Formatodo, S. A. de C. V.	1,609	1,113
Empaques del Norte, S. A. de C. V.	—	31,028
Administradora Corporativa y Mercantil, S. A. de C. V. (1)	—	12,281

	$88,903	$128,317

c.	Long-term accounts receivable from related parties are as follows:

	December 31,
	2006	2005
Grupo Pipsamex, S. A. de C. V.	$20,387	$204,234
Fábricas de Papel Tuxtepec, S. A. de C. V.	5,495	37,154
Inmobiliaria Industrial de Durango, S. A. de C. V.	24	—
Fábrica Mexicana de Papel, S. A. de C. V.	21	—
Fiber Management of Texas	—	47,249
Compañía Norteamericana de Inversiones en Celulosa y Papel, S. A. de C. V.	—	8,299
Durango Internacional, S. A. de C. V.	—	59

	$25,927	$296,995

(35)

(1)	Administradora Corporativa y Mercantil, S. A. de C. V., a company owned and controlled by the Rincón family, borrowed founds from the Company to fund principal and interest payments on its indebtedness. The loan has an interest rate of 5% per annum and was due to mature on December 31, 2012.
d.	Short-term accounts payable from related parties are as follows:

	December 31,
	2006	2005
Compañía Forestal de Durango, S. A. de C. V.	$110,485	$—
Durango International, Inc.	23,562	—
Reciclajes Centauro, S. A. de C. V.	15,169	31,880
Fiber Management of Texas	6,704	—
Porteadores de Durango, S. A. de C. V.	6,074	—
Fibras de Durango, S. A. de C. V.	3,762	5,265

	$165,756	$37,145

e.	Long-term accounts payable from related parties are as follows:

	December 31,
	2006	2005
Durango International, Inc.	$326,691	$308,901
Durango McKinley Paper Co.	200,224	190,964
Porteadores de Durango, S. A. de C. V.	83,165	72,441
Compañía Norteamericana de Inversiones en Celulosa y Papel, S. A. de C. V.	33,537	—
Compañía Forestal de Durango, S. A. de C. V.	—	137,909
Fábrica Mexicana de Papel, S. A. de C. V.	—	94,203

	$643,617	$804,418

f.	Acquisition of new subsidiaries:

On April 11, 2005, the Company acquired 99.99% of the capital stock of Empaques del Norte, S. A. de C. V. for $67,558 (US$5.8 million). The due amount to the previous stockholder as of December 31, 2005, was of $8,862. See Note 8.

(36)

On April 18, 2005, the Company acquired 99.99% of the capital stock of Líneas Aéreas Ejecutivas de Durango, S. A. de C. V. (“Líneas Aéreas”) for $16. This company was owned by some of the Rincón family members. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and third parties. See Note 8.

On June 28, 2005, the Company acquired 99.99% of the capital stock of Inmobiliaria Industrial de Durango, S. A. de C. V. for $765. This company was owned by some of the Rincón family members. See Note 8.

g.	Creation of new subsidiary:

Corporación Durango, S. A. B. de C. V., Empaques de Cartón Titán, S. A. de C. V., Industrias Centauro, S. A. de C. V. and Inmobiliaria Industrial Tizayuca, S. A. de C. V., entered into an operating lease agreement with GE Capital CEF México, S. de R. L. de C. V., effective as of March 31, 2006 for US$50 million with a 7.5 year term. Under this lease agreement, the Company’s newly formed subsidiary, Papel y Empaques de Tizayuca, S. A. de C. V., leases machinery and equipment with installed capacity of 200,000 short tons of linerboard and 100,000 short tons of corrugated boxes located at an industrial facility purchased by the Company.

h.	Ownership percentage movements:

On December 31, 2006, Corporación Durango, S. A. B. de C. V., capitalizad Cartonpack, S. A. de C. V., for an amount of $3,066,509, with a 94.7% participation in that Company.
NOTE 16 — OTHER EXPENSES NET:

	December 31,
	2006	2005
Loss on sale of property, plant and equipment	($12,269)	($10,953)
Restructuring expenses	(27,374)	(68,379)
Impairment of long-liver assets in use	(227,510)	—
Recovery form insurance company	68,649	—
Other expense, Net	47,732	(157,141)

	($150,772)	($236,473)

(37)

NOTE 17 — INCOME TAX (IT), ASSET TAX (AT) AND EMPLOYEES’ STATUTORY PROFIT SHARING (EPS):
The tax result differs from the accounting result due to temporary and permanent differences, the latter arising basically from recognition in the effects of inflation on different bases and to non-deductible expenses.
As a result of the amendments to the Income Tax Law in effect as of November 13, 2004, the IT rate will be 29% and 28% in 2006 and 2007, respectively. Therefore, the effect of those statutory income tax rate reductions were considered in valuing deferred income taxes, creating for 2006 and 2005, an increase and a decrease in income tax liability of $6,947 and $7,844, respectively, which increased net income by the same amount.
AT is calculated by applying a 1.8% rate to the net average of the majority of inflation restated assets and certain liabilities, and is payable only to the extent that it exceeds IT payable for the same period. If in any year AT exceeds IT payable, the AT payment for such excess may be reduced by the amount by which IT exceeded AT in the three preceding years and any required payment is carried forward and applied against the excess of IT over AT over the following ten years.
The Company incurs consolidated IT and AT payments with its Mexican subsidiaries in proportion to the Company’s voting stock in each of its subsidiaries at the balance sheet date. Beginning on January 1, 2002, the proportion is calculated based on the average daily equity percentage that the Company owns of its subsidiaries during the year. The tax results of the subsidiaries and the holding company are consolidated at 100% of such proportion for 2006 and 2005. Estimated IT and AT payments of CODUSA and its subsidiaries are made as if the Company had not opted for tax consolidation.
a.	IT (provision) benefit consists of the following:

	December 31,
	2006	2005
Current	($142,418)	($66,959)
Deferred	(184,364)	200,234
Benefit from tax consolidation	84,133	61,754

	($242,649)	$195,029

(38)

b.	The reconciliation of the statutory and effective IT rates expressed as a percentage of income (loss) from continuing operations before IT and ESPS for the years ended December 31, 2006 and 2005 is:

	December 31,
	2006	2005
Statutory income tax rate	29%	30%
Plus (less) the effect of permanent differences:
Non-deductible expenses	(32.94%)	12.96%
Other	7.09%	(6.77%)
Cancellation rule 106	(112.90%)
Effects of inflation	116.12%	(2.56%)
Effect of the rate reduction on deferred IT	(57.84%)	(22.62%)
Change in valuation of recoverable deferred IT asset and AT	(505.35%)	(61.62%)

Effective IT rate	(556.82%)	(50.61%)

c.	The main components of the net deferred IT liability balance are:

	December 31,
	2006	2005
Deferred IT liability (asset):
Property, machinery and equipment	$1,550,133	$1,656,003
Inventories	78,994	23,467
Allowance for doubtful accounts	(21,735)	(28,558)
Accrued expenses	(83,992)	(40,595)
Deferred assets	19,830	(28,924)
Other, net	(40,178)	(24,301)

Deferred IT from temporary differences	1,503,052	1,557,092
Tax loss carryforwards	(664,212)	(663,475)
Recoverable AT carryforwards	(101,450)	(96,903)

	737,390	796,714
Valuation allowance	637,098	416,877

Net long-term deferred IT liability	$1,374,488	$1,213,591

(1)	Certain reclassifications among line items have been made that did not impact the total net deferred income tax liability.

(39)

d.	Due to the uncertainty of the recovery and use of recoverable AT and unamortized tax loss carryforwards, the Company established a valuation allowance for the amounts that it does not expect to recover.

e.	At December 31, 2006 and 2005, the Company has taxable temporary differences related to deferred EPS, mainly inventories and property, machinery and equipment, for which the deferred EPS liabilities were not recognized since the Company believes that they will not materialize due to the continuity of its operations (i.e. will be replaced in the future with similar temporary differences).

f.	Consolidated unamortized tax loss carryforwards and recoverable AT of the Mexican companies for which the deferred IT assets and prepaid IT, respectively, have been recognized may be recoverable subject to certain conditions. The restated amounts of tax loss carryforwards and recoverable AT and their respective expiration dates at December 31, 2006 are as follows:

Year of	Tax losses	Recoverable
expiration	carryforwards	AT
2009	$1,196	$398
2010	—	259
2011	982	998
2012	197,378	44,814
2013	774,530	51,178
2014	276,952	2,856
2015	906,993	946
2016	214,155	1

	$2,372,186	$101,450

g.	For the years ended December 31, 2006 and 2005, the change in gain (loss) from holding non-monetary assets includes the effect of the deferred income tax of $102,716 and $119,218, respectively.
NOTE 18 — DISCONTINUED OPERATIONS:
As a result of the Company’s financial and operating restructuring, in 2003, the Board of Directors authorized the discontinuation and/or sale of certain subsidiaries or significant assets. The related operating results have been presented as discontinued operations for the year ended December 31, 2005.

(40)

The statements of operations reflect the effects of discontinued operations, which are comprised as follows:

December 31,
2005
Net sales	$172,771
Cost of sales	146,827

Gross profit (loss)	25,944
Operating expenses — Net	22,842

Income (loss) from operations	3,102

Net comprehensive financing income (cost)	79,341
Other income (expenses) — Net	(191,488)

Income (loss) from discontinued operations	(109,045)

IT and ESPS	67,874

Net income (loss) from discontinued operations	($41,171)

Depreciation and amortization	$7,229

NOTE 19 — COMMITMENTS:
a.	Some of the Mexican subsidiaries lease certain equipment under non-cancelable operating leases. Rental expenses totaled $62,569 and $53,288 for the years ended December 31, 2006 and 2005, respectively. As of December 31, 2006, estimated future minimum lease payments were as follows:

Year	Amount
2007	$99,125
2008	102,393
2009	108,237
2010	123,593
2011 and thereafter	393,306

$826,654

(41)

NOTE 20 — CONTINGENCIES:
a.	On November 14, 2003, the Company sold its investment in Productora Nacional de Papel, S. A. de C. V. (Pronal). Subsequent to the sale of Pronal, the Mexican National Water Commission billed the Company $213,000 for alleged differences in the payments of rights for extraction and use of national waters in 2001 and 2000. The Company filed an appeal with the Federal Tax and Administrative Court and is currently awaiting the court’s ruling. The Company’s management believes that there are insufficient grounds for the legal suit and that the court will rule in its favor. However, the Company is evaluating an option by a decree allowing for an 80% discount of the due amount and a 100% discount of fines and other expenses.

b.	Similarly, subsequent to the sale of Productora Nacional de Papel, S. A. de C. V., the Mexican National Water Commission billed the Company $2,100 in taxes with respect to the fiscal years ended 1998 and 1999 for alleged differences in the payment of rights by the use or advantage of goods of the public domain of the Mexican Republic, such as receiving residual water unloadings. In 2005, the Company filed an appeal with the Federal Tax and Administrative Court, and is currently accounting the acceptance of this appeal.

c.	As a result of operations with related foreign entities, tax differences could arise if the tax authorities, upon review, consider that the transfer prices and amounts used by the Company are not similar to those which would have been used with or between independent parties in comparable transactions.

d.	The Company’s Mexican operations are subject to federal, state and local laws and regulations, including the Mexican General Law of Ecological Stabilization and Environment Protection and the rules and regulations published under this law. Companies engaged in industrial activities are subject to the regulatory jurisdiction of the Mexican Ministry of the Environment and Natural Resources.

In 1988, the Company agreed with Mexican environmental regulatory authorities on a compliance plan that the Company proceeded to implement. The Company’s paper mills are in compliance with general standards promulgated by the Mexican regulatory authorities. In 1995, the Company purchased approximately 26% of Planta Ecológica Industrial, S. A. de C. V., a joint venture of industrial water users in Monterrey, Nuevo León. The venture paper mills in Mexico are subject to periodic environmental audits by the Mexican Ministry of the Environmental and Natural Resources. The Company has frequently been recognized for its environmental record and its role in implementing modern forest management techniques. However, there can be no assurance that relevant Mexican authorities will continue to find the Company’s environmental procedures adequate, or that more stringent environmental laws will not be enacted by Mexico in the future. Were enforcements of existing laws to increase, or new environmental laws to be enacted, the Company could incur material compliance costs.

(42)

The Company’s U.S. operations are subject to federal, state and local provisions regulating the discharge of materials into the environment and otherwise related to the protection of the environment. Compliance with these provisions, primarily the Federal Clean Air Act, Clean Water Act, Comprehensive Environment Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 and Resources Conservation and Recovery Act has required the Company to invest substantial funds to modify facilities to assure compliance with applicable environmental regulations.

The Company is committed to protecting the health and welfare of the Company’s employees, the public, and the environment and the Company strives to maintain compliance with all state and federal environmental regulations in a manner that is also cost effective. In any construction of new facilities and the modernization of existing facilities, the Company intends to use modern technology for air and water emissions. These forward-looking programs will minimize the impact that changing regulations have on capital expenditures for environmental compliance.

e.	The Mexican tax authority may have a different criteria from the Company’s as a result of tax documentation review.
NOTE 21 — SUBSEQUENT EVENTS :
a.	On January 10, 2007, twelve companies were created to provide administrative services and labor to the Company’s paper and corrugated container facilities. Inmobiliaria Industrial Tizayuca, S.A. de C.V. is the stockholder, as follows:

Company	Participation	Activity
Secodusa, S. A. de C. V.	100%	Administrative services
Servicios Pipsamex, S. A. de C. V.	100%	Administrative services
Mexpape, S. A. de C. V.	100%	Administrative services
Fapatux, S. A. de C. V.	100%	Administrative services
Ectsa Industrial, S. A. de C. V.	100%	Administrative services
Enosa Industrial, S. A. de C. V.	100%	Administrative services
Cartonpack Industrial, S. A. de C. V.	100%	Administrative services
Eyemsa Industrial, S. A. de C. V.	100%	Administrative services
Administración Industrial Centauro, S. A. de C. V.	100%	Administrative services
Administradora Industrial Durango, S. A. de C. V.	100%	Administrative services
Atenmex, S. A. de C. V.	100%	Administrative services
Atensa, S. A. de C. V.	100%	Administrative services

(43)

b.	On January 31, 2007, Board of Directors approved the merger of Grupo Pipsamex, S. A. de C. V. with the following companies: Fábricas de Papel Tuxtepec, S. A. de C. V., Fábrica Mexicana de Papel, S. A. de C. V., Fibras de Durango, S. A. de C. V. and Inmobiliaria Industrial de Durango, S. A. de C. V. Grupo Pipsamex, S. A. de C. V., was the surviving company in these mergers.

c.	On February 6, 2007, Administración Corporativa Titán, S.A. de C.V., was created, being Corporación Durango, S. A. B. de C. V. the holding company.

d.	On February 15, 2007, Board of Directors approved the merger of Empaques de Cartón Titán, S. A. de C. V. (Ectsa) with the following companies: Envases y Empaques de México, S. A. de C. V., Empaques del Norte, S. A. de C. V., Cartonpack, S. A. de C. V., Durango Internacional, S. A. de C. V., Industrias Centauro, S. A. de C. V., Compañía Papelera de Atenquique, S. A. de C. V., Compañía Forestal de Durango, S. A. de C. V., and Papel y Empaques Tizayuca, S. A. de C. V. Ectsa was the surviving company in these merger.

e.	On February 18, 2007, board of Directors approved the merger of Empaques de Cartón Titán, S. A. de C. V. with Administración Corporativa Titán, S. A. de C. V.
NOTE 22 — SEGMENT INFORMATION:
The Company has disclosed its operating segments based on its components about which separate financial information is available and which is regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environment. The information provided for segment reporting is based on internal reports used by management.
The following summarizes the aggregation of the Company’s operating segments into reportable segments:
Paper — This segment includes the production and sale of containerboard (linerboard and corrugating medium), newsprint and uncoated free sheet. This segment includes the operating results of the Grupo Durango division and the Grupo Pipsamex division in Mexico and Durango McKinley Paper Company’s paper operations in the United States.
Packaging — This segment includes the production and sale of corrugated containers, multi-wall sacks and paper tubes. This segment includes the operating results of the packaging division in Mexico and the U.S.
Other — This segment includes the production and sale of plywood.

(44)

a.	Information by operating segments of continuing operations:

	2006
			Other	Total		Total
	Paper	Packaging	segments	segments	Eliminations	consolidated
Sales to external customers	$825,052	$4,486,477	$112,257	$5,423,786	$—	$5,423,786
Intersegment sales	2,577,110	328,346	13,053	2,918,509	(2,918,509)	—

Total sales	3,402,162	4,814,823	125,310	8,342,295	(2,918,509)	5,423,786

Depreciation and amortization	140,393	107,456	8,517	256,366	—	256,366
Income (loss) from operations	215,885	337,100	(15,211)	537,774	—	537,774

Total assets	9,180,272	28,040,080	598,446	37,818,798	(23,857,563)	13,961,235

Acquisition and sale of property, plant and equipment	95,610	123,312	8	218,930	—	218,930

Impairment	(188,362)	—	(39,148)	(227,510)	—	(227,510)

Interest income	373,440	1,636,977	16,434	2,026,851	(1,968,668)	58,183
Interest (loss)	(536,324)	(2,030,786)	(81,015)	(2,648,125)	1,981,928	(666,197)

Income tax, net (loss) income	(132,769)	(96,266)	(13,614)	(242,649)	—	(242,649)

	2005
			Other	Total		Total
	Paper	Packaging	segments	segments	Eliminations	consolidated
Sales to external customers	$443,696	$4,205,533	$102,254	$4,751,483	$—	$4,751,483
Intersegment sales	2,482,656	366,307	4,349	2,853,312	(2,853,312)	—

Total sales	2,926,352	4,571,840	106,603	7,604,795	(2,853,312)	4,751,483

Depreciation and amortization	136,974	123,042	10,490	270,506	—	270,506
Income (loss) from operations	(26,552)	274,790	(145)	248,093	—	248,093

Total assets	8,809,371	28,419,124	1,090,638	38,319,133	(24,148,173)	14,170,960

Acquisition and sale of property, plant and equipment	(4,565)	(18,823)	6,956	(16,432)	—	(16,432)

Impairment	—	—	—	—	—	—

Interest income	571,727	3,187,840	3,770	3,763,337	(3,329,014)	434,323
Interest (loss)	(831,567)	(2,990,134)	(25,647)	(3,847,348)	3,254,615	(592,733)

Income tax, net (loss) income	114,156	134,925	(54,052)	195,029	—	195,029

(45)

b.	General information of continuing operations by product:

	December 31,
Net revenues	2006	2005
Packaging
-Corrugated container	$4,078,852	$3,789,482
-Paper sacks	395,722	404,660
-Tubes	11,903	11,391

Paper
-Containerboard	825,052	443,696
-Other segments	112,257	102,254

Consolidated total	$5,423,786	$4,751,483

c.	Additional revenue analysis:

Annual revenues from the following client groups to which the Company sells are:
December 31,

	December 31,
Net income	2006	2005
Packaging —
Food and beverage	$2,971,620	$2,793,434
Agribusiness	487,516	458,044
Aviculture	436,442	362,978
Maquila sector	213,578	259,270

Paper sacks —

Cement	281,754	244,415
Lime and plaster	53,818	71,220

Forest —
Furniture manufacturers	112,257	102,254
Other	866,801	459,868

Total	$5,423,786	$4,751,483

(46)

NOTE 23 — NEW ACCOUNTING PRINCIPLES:
Beginning January 1, 2007, the dispositions of the following Mexican Financial Reporting Standards (NIFs) issued by the Mexican Financial Reporting Standards Board (CINIF) became effective. These dispositions will not have a significant impact on the financial information:
NIF B-3 “Income statement” — Incorporates, among others, a new approach to classify income, costs and expenses in ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as on ordinary expense and not as a profit tax.
NIF B-13 “Subsequent events” — Requires, among others, recognition of assets and liabilities restructuring in the periods in which they actually take place and the recognition of creditors’ waivers to enforce their right to demand debts in the event of lack of compliance of the entity with debt agreement commitments. These issues will only be disclosed in the notes to the financial statements.
NIF C-13 “Related parties” — Extends, among others, the definition (scope) of the related parties’ concept and increases the disclosure requirements in the notes to the financial statements.
NIF D-6 “Capitalization of the Financing Integral Result” — Establishes, among others, the obligation of capitalization of the financing integral result and the rules for its capitalization.
NOTE 24 — RECONCILIATION BETWEEN MEXICAN AND U.S. GAAP:
The Company’s Reporting Guarantor Group consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The Mexican GAAP Reporting Guarantor Group consolidated financial statements include the effects of inflation as provided for under Statement B-10. The application of Statement B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects. This reconciliation should be read together with the reconciliation between Mexican and U.S. GAAP of the consolidated financial statements of the Company.
The principal differences between Mexican GAAP and U.S. GAAP are presented in the following pages with an explanation of certain adjustments that affect the consolidated net income and stockholders’ equity. Reconciling items are presented net of any gain or loss from monetary position.

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Reconciliation of consolidated statements of operations:

	December 31,
	2006	2005
Majority interest net (loss) gain as reported under Mexican GAAP	$(71,710)	$186,431
Deferred income taxes	(93,003)	1,176,485
Deferred employee profit sharing	(34,716)	52,232
Purchase accounting adjustment — depreciation	32,805	345,264
Effect of fifth amendment to Statement B-10	(32,835)	(24,546)
Debt issuance costs and repurchase of bonds	—	(257,125)
Capitalized financing costs	6,358	(30,810)
Effect of Statement B-15 on restatement to constant currency	—	2
Tizayuca transaction:
Embedded Derivative	(43,127)	—
Financing Lease	29,512	—
Deferred start -up, research and development costs	3,167	4,433
Troubled debt restructuring effect, net of inflation and exchange rate effects	462,335	545,707
Effect of U.S. GAAP adjustments on minority interest		—
Severance payments	2,488	(10,803)
Investment in subsidiaries	(87,661)	(587,852)

U.S. GAAP net income	$173,613	$1,399,418

Reconciliation of consolidated stockholders’ equity:

	December 31,
	2006	2005
Total stockholders’ equity corresponding to majority interest as reported under Mexican GAAP	$4,786,403	$4,844,456
Deferred income taxes	401,979	462,320
Deferred employee profit sharing	(719,302)	(684,587)
Purchase accounting adjustments:
Accumulated negative goodwill	(1,121,567)	(1,121,567)
Accumulated depreciation	251,761	236,592
Effect of fifth amendment to Statement B-10:
Fixed assets	2,722,638	2,038,639
Accumulated depreciation	(1,038,399)	(751,122)
Capitalized financing cost	95,555	89,197
Tizayuca transaction:
Embedded Derivative	(43,127)	—
Financing Lease	29,512	—
Effect of Statement B-15 on restatement to constant currency		(1,320)
Deferred start -up, research and development costs:	(1,530)	(4,697)
Reversal of premium on issuance of shares related to the troubled debt restructuring effect	(2,142,652)	(2,604,987)
Severance payments	(7,939)	(8,065)
Investment in subsidiaries	(1,262,750)	(744,679)

Total U.S. GAAP stockholders’ equity	$1,950,582	$1,750,180

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